Exhibit 99.1

SECOND QUARTER 2011 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2011 RESULTS

All amounts are in Canadian dollars and are based on our unaudited Interim Consolidated Financial Statements and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q2 2011 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, May 27, 2011 - Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,506 million for the second quarter ended April 30, 2011, up $177 million, or 13% from last year and earnings of $3,345 million for the six months ended April 30, 2011, up $519 million, or 18% from the prior year. These strong results were driven by solid business growth in Canadian Banking, Wealth Management and Insurance.

“Earning over $1.5 billion in the second quarter and more than $3.3 billion for the first half of the year reflects the diversity of our business model and the strength of our businesses with Canadian Banking, Wealth Management and Insurance showing strong revenue and earnings growth. This morning, we announced a $.04 or 8% increase to our quarterly dividend,” said Gordon M. Nixon, RBC President and CEO. “We advanced our leadership across our key businesses and we are executing our long-term strategy and investing in our businesses to drive future growth.”

Second quarter 2011 compared to second quarter 2010

•	Net income of $1,506 million (up 13% from $1,329 million)
•	Diluted earnings per share (EPS) of $1.00 (up $.12 from $.88)
•	Return on common equity (ROE) of 16.7% (up from 15.8%)
•	Tier 1 capital ratio of 13.6%
•	Announced a $.04, or 8%, increase to our quarterly dividend

First six months of 2011 compared to first six months of 2010

•	Net income of $3,345 million (up 18% from $2,826 million)
•	Diluted EPS of $2.24 (up $.36 from $1.88)
•	ROE of 18.5% (up from 16.7%)

Earnings were down $333 million or 18% from a record first quarter as Capital Markets revenue declined with client volumes moderating from very strong levels in the prior quarter and our businesses were impacted by seasonal factors, including fewer days.

Second quarter 2011 compared to first quarter 2011

•	Net income of $1,506 million (down 18% from $1,839 million)
•	Diluted EPS of $1.00 (down $.24 from $1.24)
•	ROE of 16.7% (down from 20.3%)

Canadian Banking net income was $851 million, up $115 million or 16% from last year, reflecting solid volume growth across all businesses and lower provision for credit losses (PCL). Compared to last quarter, net income was down $31 million or 4% largely reflecting the impact of seasonal factors, including fewer days.

“Canadian banking continued to underpin our results, generating over half of our earnings. We continued to outperform and drove solid volume growth of 7% by leveraging our strong branch network and alternative distribution capabilities. We have an unmatched ability to access more customers and invest in new innovative solutions to meet our customers’ changing needs,” Nixon said.

Wealth Management net income was $220 million, up $130 million from last year and flat compared to last quarter. Excluding accounting and tax adjustments in the comparative periods(1), net income was up $34 million or 23% from the prior year driven by higher average fee-based client assets and increased transaction volumes and down $25 million or 12% from the prior quarter due to seasonal factors such as fewer days, the BlueBay performance fee earned last quarter and lower transactional volumes, partially offset by higher average fee-based client assets.

“Our Wealth Management segment continues to benefit from improved market conditions and increased investor confidence. We are committed to building client relationships both in Canada and abroad, growing our global footprint and increasing our product offering to solidify our position as a global leader in wealth and asset management,” Nixon said.

(1)	These measures are non-GAAP refer to page 2 of the Earnings Release for additional information and a reconciliation.

Insurance net income was $146 million, up $39 million or 36% from last year driven by net investment gains and lower claims costs. Compared to last quarter, net income was flat.

“We continue to collaborate with our Canadian Banking and Wealth Management segments to deliver innovative insurance products through cost efficient channels,” Nixon said.

International Banking net loss of $23 million was comparable to a net loss of $27 million in the prior year. Lower PCL resulting from improved credit quality and improved results at RBC Dexia IS were mostly offset by spread compression in our banking businesses. Compared to last quarter, net income declined $47 million largely reflecting spread compression in Caribbean banking and a partial reversal of litigation provisions in the prior quarter.

“RBC Dexia had a strong performance as spreads improved and activity levels increased. We continue to see credit quality improve in our banking businesses, although the economic environment continued to impact results,” Nixon said.

Capital Markets net income was $407 million, down $95 million, or 19%, from a year ago driven by lower fixed income trading results and higher costs supporting infrastructure spend for growth, control initiatives and increased regulation. This was partially offset by strong momentum and growth in origination, merger and acquisition (M&A) and loan syndication activity. Lower fixed income trading results were largely driven by a gain of $182 million ($84 million after-tax and compensation adjustment) on assets hedged with MBIA recorded in the previous year and from challenging trading conditions in the latter part of the quarter particularly in Europe.

Earnings were down $206 million from a record first quarter, primarily driven by lower trading results and a decline in origination volume as activity levels moderated. The prior quarter’s trading results also included a gain related to MBIA(1) of $102 million ($49 million after-tax and compensation adjustment).

“Capital Markets had a solid performance as we continued to win key mandates, notwithstanding the challenges caused by the events in the Middle East and Japan and the continued uncertainty in Europe,” Nixon said. “We remain focused on growing our global client base by investing in our competitive and diverse product offering that meets our clients’ changing needs.”

Credit Quality - Total PCL of $344 million decreased $160 million, or 32%, from a year ago resulting from a decline in the specific PCL of $130 million, largely reflecting lower provisions in our U.S. and Caribbean wholesale portfolios, including corporate accounts in Capital Markets and lower write-offs in our Canadian credit card portfolio. Total PCL increased $10 million, or 3%, compared to last quarter primarily reflecting fewer recoveries in Capital Markets in the current quarter, partially offset by lower provisions in our U.S. commercial portfolio.

(1)	Includes gain related to MBIA settlement. See Q2 2011 Report to Shareholders for more information.

Non-GAAP measures

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined nor do they have a standardized meaning under GAAP. For further information refer to the non-GAAP measures section of the Q2 2011 Report to Shareholders.

Wealth Management - Net Income, excluding accounting and tax adjustments

		For the three months ended
		April 30	January 31	April 30
(C$ millions)		2011	2011	2010
Wealth Management Net Income		$220	$221	$90
less:	Tax accounting adjustment	(13)	—	—
	Accounting adjustment related to deferred compensation liability	(22)	(11)	—
add:	Accounting loss related to foreign currency translation on certain AFS securities	—	—	61
Wealth Management Net Income, excluding accounting and tax adjustments		$185	$210	$151

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, our future business growth and efficiencies, our vision and strategic goals and our President and Chief Executive Officer’s statements in this earnings release. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our future business growth and efficiencies, our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management section of our 2010 Annual Report and in our Q2 2011 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws, changes to and new interpretations of risk-based capital guidelines, and reporting instructions and liquidity regulatory guidance, and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations to be issued thereunder; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management section of our 2010 Annual Report and in our Q2 2011 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q2 2011 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Friday, May 27, 2011 at 8:00 a.m. (EST) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (1-866-551-1530, passcode 8976184). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments will be posted on our website shortly after the call. Also, a recording will be available on May 27 until Aug 27, 2011 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (1-866-551-4520, passcode 272655).

Media Relations Contacts

Tanis Robinson, Director, Financial Communications, tanis.robinson@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Elyse Lalonde, Media Relations, elyse.lalonde@rbc.com, 416-974-8810 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Josie Merenda, VP & Head, Investor Relations, josie.merenda@rbc.com, 416-955-7803

Karen McCarthy, Director, Investor Relations, karen.mccarthy@rbc.com, 416-955-7809

Robert Colangelo, Associate Director, Investor Relations, robert.colangelo@rbc.com, 416-955-2049

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 79,000 full- and part-time employees who serve close to 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 56 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.